PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated August 18, 2020
Filed Pursuant to Rule 433
Registration Statement No. 333-230546
Supplementing the
Preliminary Prospectus Supplement dated
August 18, 2020 (To the Prospectus dated
March 27, 2019)

Hannon Armstrong Sustainable Infrastructure Capital, Inc.

$125,000,000

0% Convertible Senior Notes due 2023

This pricing term sheet supplements Hannon Armstrong Sustainable Infrastructure Capital, Inc.’s preliminary prospectus supplement, dated August 18, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Hannon Armstrong” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Hannon Armstrong Sustainable Infrastructure Capital, Inc. and not its subsidiaries.

Issuer:	Hannon Armstrong Sustainable Infrastructure Capital, Inc., a Maryland Corporation

Title of Securities:	0% Convertible Senior Notes due 2023 (the “Notes”)

Ticker / Exchange:	HASI / New York Stock Exchange (the “NYSE”)

Securities Offered:	$125,000,000 principal amount of Notes (plus up to an additional $18,750,000 principal amount if the underwriters exercise their over-allotment option to purchase additional Notes, if any)

Maturity:	August 15, 2023 unless earlier repurchased, redeemed or converted

Offering Price:	100%

Underwriting Discount:	2.50%

No Regular Interest; Special Interest

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete.

The Issuer will pay special interest, if any, at its election as the sole remedy relating to the Issuer’s failure to comply with its reporting obligations as described under “Description of Notes—Events of Default” in the Preliminary Prospectus Supplement.

Special interest, if any, will be payable semiannually in arrears on February 15 and August 15 of each year, beginning on February 15, 2021.

Special Interest Record Dates:	Each February 1 and August 1, beginning on February 1, 2021

Conversion Premium:	27.5% above the NYSE last reported sale price on August 18, 2020

NYSE Last Reported Sale Price on August 18, 2020	$37.93 per share of the Issuer’s common stock

Initial Conversion Rate:	20.6779 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $48.36 per share of the Issuer’s common stock

Redemption:	The Notes are redeemable by the Issuer to the extent the Issuer’s board of directors determines such redemption is reasonably necessary to preserve the Issuer’s qualification as a REIT at a cash redemption price equal to the principal amount of the Notes to be redeemed plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

Trade Date:	August 19, 2020

Expected Settlement Date:	August 21, 2020

Sole Book-Running Manager:	Morgan Stanley & Co. LLC

Co-manager:	Oppenheimer & Co. Inc.

CUSIP / ISIN:	41068XAD2/US41068XAD21

Expected Rating*:	BB+ by S&P/Fitch

Use of Proceeds:	The net proceeds from this offering will be approximately $121.6 million (or approximately $139.9 million if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting underwriting discounts and estimated offering expenses payable by the Issuer. The Issuer intends to contribute the net proceeds from this offering to its operating partnership in exchange for the issuance by the operating partnership of the Mirror Note with terms that are substantially equivalent to the terms of the Notes offered through the Preliminary Prospectus Supplement. The Issuer’s operating partnership intends to acquire or refinance, in whole or in part, Eligible Green Projects. Eligible Green Projects may include projects with disbursements made during the twelve months preceding the issue date of the Notes and projects with disbursements to be made following the issue date. Prior to the full investment of such net proceeds, the Issuer intends to invest such net proceeds in interest-bearing accounts and short-term, interest-bearing securities which are consistent with its intention to qualify for taxation as a REIT.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Share Price and Additional Shares
Date	$37.93	$42.00	$45.00	$48.36	$52.00	$55.00	$58.00	$63.00	$67.00	$71.00	$75.00	$79.00	$84.00
August 21, 2020	5.6864	4.1248	3.2342	2.4398	1.7706	1.3378	0.9917	0.5670	0.3337	0.1732	0.0707	0.0154	0.0000
August 15, 2021	5.6864	4.1200	3.1607	2.3189	1.6250	1.1876	0.8471	0.4468	0.2401	0.1086	0.0337	0.0027	0.0000
August 15, 2022	5.6864	3.8012	2.7564	1.8741	1.1873	0.7838	0.4928	0.1914	0.0658	0.0097	0.0000	0.0000	0.0000
August 15, 2023	5.6864	3.1316	1.5443	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $84.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•

if the stock price is less than $37.93 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 26.3643 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

*

An explanation of the significance of a rating may be obtained from the rating agency. Generally, rating agencies base their ratings on such materials and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state or jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state or jurisdiction.

This pricing term sheet does not contain a complete description of the Notes or the Notes offering. It should be read together with the Preliminary Prospectus Supplement and the accompanying Prospectus.

The Issuer has filed a registration statement (including a Prospectus, dated March 27, 2019, and a Preliminary Prospectus Supplement, dated August 18, 2020) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by emailing prospectus@morganstanley.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.